Free Writing Prospectus

Dated December 10, 2012

Filed Pursuant to Rule 433

Registration Statement Number 333-185361

Final Term Sheet

AMC Networks Inc.

$600,000,000 4.75% Senior Notes due 2022 (the “Notes”)

Issuer:	AMC Networks Inc. (the “Company”)

Aggregate Principal Amount:	$600,000,000

Title of Securities:	4.75% Senior Notes due 2022

Final Maturity:	December 15, 2022

Coupon:	4.75%

Issue Price:	100.00% of principal amount

Yield to Maturity:	4.75%

Interest Payment Dates:	Semi-annually on each December 15 and June 15, beginning June 15, 2013

Proceeds to Issuer (Before Expenses):	$589,500,000 (98.25%)

Optional Redemption:	On or after December 15, 2017, the Company may redeem Notes, at its option, in whole or in part, at any time and from time to time, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest thereon, to the applicable redemption date, if redeemed during the twelve month period beginning on December 15 of the years indicated below:

	Year	Percentage
	2017	102.375%
	2018	101.583%
	2019	100.792%
	2020 and thereafter	100.000%

Use of Proceeds:	The Company estimates that the net proceeds from this offering will be approximately $588.0 million, after deducting the underwriting discounts and commissions and estimated expenses payable by it. The Company intends to use such proceeds to repay the entire outstanding amount under its term loan B facility in an amount equal to approximately $587.6 million, with the remaining proceeds of approximately $0.4 million to be used for general corporate purposes.

Settlement Date:	T+5; December 17, 2012

Underwriters:

Merrill Lynch, Pierce, Fenner & Smith

                      Incorporated

J.P. Morgan Securities LLC

Barclays Capital Inc.

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

Credit Agricole Securities (USA) Inc.

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

Goldman, Sachs & Co.

Guggenheim Securities, LLC

Morgan Stanley & Co. LLC

RBC Capital Markets, LLC

RBS Securities Inc.

Scotia Capital (USA) Inc.

SunTrust Robinson Humphrey, Inc.

U.S. Bancorp Investments, Inc.

UBS Securities LLC

CUSIP/ISIN:	00164V AC7/US00164VAC72

It is expected that that delivery of the Notes will be made to investors on or about December 17, 2012, which will be the 5th business day following the date of pricing of the Notes (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to December 17, 2012 will be required, by virtue of the fact that the Notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their advisors.

The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement (or, if available, the prospectus supplement) if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 (toll free).

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